UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Affinity Gaming

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Stephen C. Jacobs

Chief Operating Officer and General Counsel

Spectrum Group Management LLC

1250 Broadway, 19th Floor

New York, NY 10001

(212) 687-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not applicable

1	Names of Reporting Persons. Spectrum Group Management LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,003,959
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,003,959
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,003,959
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. Not Applicable

1	Names of Reporting Persons. Jeffrey A. Schaffer I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,003,959
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,003,959
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,003,959
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on June 6, 2013 relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”). The address of the executive offices of the Issuer is 3755 Breakthrough Way, Suite 300, Las Vegas, Nevada, 89135.

This Amendment No. 1 is being filed by Spectrum Group Management LLC (the “Management Company”) and Mr. Jeffrey A. Schaffer (“Mr. Schaffer” and together with the Management Company, the “Reporting Persons”).

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as follows:

Item 4. Purpose of Transaction

On October 11, 2013, the Management Company, on behalf of the Reporting Persons, and the Other Holders entered into an amendment to the Agreement to extend the term thereof to May 29, 2014, unless earlier terminated pursuant to the terms of the Agreement. All other terms and conditions of the Agreement as disclosed on the Schedule 13D on June 6, 2013 remain in full force and effect without amendment.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4 above, the Management Company and the Other Holders have extended the terms of the Agreement to May 29, 2014. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships with the Issuer, any shareholder of the Issuer or any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

99.3.	Joint Filing Agreement, dated as of October 15, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: October 15, 2013

SPECTRUM GROUP MANAGEMENT LLC

/s/ Jeffrey A. Schaffer
Name:	Jeffrey A. Schaffer
Title:	Managing Member

JEFFREY A. SCHAFFER

/s/ Jeffrey A. Schaffer

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